Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations through the eyes of our management. We recommend that you read this in conjunction with our interim financial statements for the three months ended March 31, 2010, our 2009 annual financial statements and our 2009 annual management’s discussion and analysis. We have organized this management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current business and financial outlook for 2010;

•	Related Party Transactions – a discussion of transactions with our principal shareholder and others;

•	Subsequent Events – a discussion of material events occurring after March 31, 2010 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other financial information and required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries. References to “Reuters” are to Reuters Group PLC, which we acquired on April 17, 2008.

This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2010 financial outlook;

•	Investments that we have made and plan to make, including acquisitions;

•	Anticipated cost savings to be realized from our integration program; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

This management’s discussion and analysis is dated as of May 3, 2010.

OVERVIEW

KEY HIGHLIGHTS

In the first quarter of 2010, we continued to build on the positive momentum with which our business entered the year.

•	Total company net sales were positive for the second consecutive quarter;

•	We delivered a major new product release in our Legal business – WestlawNext; and

•	We continued to execute on our investment initiatives and integration program.

Revenues - Although our $3.1 billion of revenues from ongoing businesses before currency (1) were down 2% compared to the first quarter of 2009, this decrease was expected due to the subscription nature of our business and the impact of 2009 negative net sales.

Underlying operating profit (1) - Our underlying operating profit of $555 million declined 6% and the related margin decreased 120 basis points to 17.7% compared to the prior year period. This was also anticipated due to revenue declines, unfavorable revenue mix and investments in our businesses.

New product launches - 2010 is also a year of significant investment and delivery for our company.

•	We have approximately 2,300 WestlawNext customers within the first three months of the product launch, and the feedback from these users has been positive.

•	We recently launched Elektron, our new data distribution service in the Markets division’s Enterprise business.

•	Later this year, we expect to launch:

°	Eikon – formerly known as “Project Utah”, our next generation desktop platform from the Markets division; and

°	the ONESOURCE global tax workstation from our Tax & Accounting business, which is expected to provide a new approach to global tax compliance for multinational corporations.

Integration program - We continued to make good progress on our integration program and we achieved run-rate savings of $1.2 billion at March 31, 2010. We expect to achieve our aggregate run-rate savings target of $1.6 billion by the end of 2011.

Debt offering/redemption - In March 2010, we issued $500 million principal amount of 5.85% notes due 2040. We used the net proceeds from this offering (together with available cash resources) to repurchase all of our outstanding $700 million principal amount of 6.20% notes due 2012.

Taken together, we believe that improving market trends, our focus on growth and efficiency, and our continued investment through the economic cycle position us well for improved financial performance in the second half of 2010 and into 2011.

We recently reaffirmed our 2010 business outlook that we originally communicated in February. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

OUR BUSINESS AND STRATEGY

Who we are and what we do – We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through our 55,000 people in over 100 countries, we deliver this must-have insight to the financial, legal, tax and accounting, healthcare and science and media markets, powered by the world’s most trusted news organization.

How we make money – We serve a wide variety of customers with a single, tested business model. We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Our operational structure — We are organized in two divisions:

•	Markets, which consists of our financial and media businesses; and

•	Professional, which consists of our legal, tax and accounting, and healthcare and science businesses.

We also report a Corporate & Other category that principally includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration program expenses.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration program expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

INTEGRATION PROGRAM

In 2008, we commenced an integration program related to the Reuters acquisition. Our initial efforts were directed at realizing cost synergies through headcount reductions, retiring legacy products in our Markets division, pursuing revenue synergies across Thomson Reuters and becoming one company in one year. In 2010, we are focused on:

•	Retiring additional legacy products and systems;

•	Consolidating data centers;

•	Rolling out new strategic products; and

•	Capturing revenue synergies.

The table below summarizes the run-rate savings we have achieved and the annual savings (including legacy efficiency programs) that we expect to achieve by program completion in 2011, as well as the actual and projected costs to achieve these savings levels.

	Three months ended March 31,		Year ended December 31,
(millions of U.S. dollars)	2009 Actual	2010 Actual	2009 Actual	2010 Target	Total Program Target (by 2011)
Run-rate savings	850	1,200	1,075	1,400	1,600
One-time expenses	88	97	506	475	1,574	*

* Total program costs exclude $68 million of Reuters transaction-related expenses incurred in 2008.

As of March 31, 2010, we have achieved run-rate savings of $1.2 billion, reflecting an increase of $125 million since year end 2009. The increase in the run-rate savings rate was attributable to content consolidation and organizational realignment in the Markets division and leveraging of our global footprint by the Professional division. Our current 2011 aggregate savings target of $1.6 billion compares to an original target of $1 billion when we announced the Reuters acquisition in May 2007 and a $1.2 billion target when we closed the acquisition in April 2008. We have identified more savings opportunities than originally anticipated in such areas as leveraging our global infrastructure and realizing data center efficiencies. In the fourth quarter of 2009, we raised our estimate of total program costs by $275 million to $1.6 billion, in order to achieve our current program savings target. Costs associated with these efforts primarily include severance and consulting expenses as well as costs associated with certain technology initiatives and branding. Because these are corporate initiatives, integration program expenses are reported within Corporate & Other.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Operating profit from ongoing businesses;

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Underlying free cash flow.

We have historically reported on non-IFRS financial results as we believe their use provides more insight into our performance. Please see Appendix A for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. See the sections entitled “Results of Operations” and “Liquidity and Capital Resources” for reconciliations of these non-IFRS measures to the most directly comparable IFRS measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Below, we discuss our results from continuing operations as presented in our income statement. Our results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from businesses classified as discontinued operations. In order to compare the performance of our ongoing businesses, we remove the results of businesses that could not be classified as discontinued operations. Therefore, our results from ongoing businesses exclude both discontinued operations and other businesses sold or held for sale. In analyzing our revenues, we measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis. We separately identify the effect of foreign currency on our reported revenues.

CONSOLIDATED RESULTS

The following table provides a summary of our results for the periods indicated:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2010	2009
IFRS Financial Measures
Revenues	3,140	3,131
Operating profit	321	376
Diluted earnings per share	$0.15	$0.23

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,139	3,119
Underlying operating profit	555	590
Underlying operating profit margin	17.7%	18.9%
Adjusted earnings from continuing operations	304	335
Adjusted earnings per share from continuing operations	$0.36	$0.40

Foreign currency effects. With respect to the average foreign exchange rates we use to report our results, the U.S. dollar weakened in the first quarter of 2010 against other major currencies, such as the British pound sterling and Euro, compared to the prior year period. Reflecting our currency mix of revenues and expenses, this fluctuation had a positive impact on the amount of our revenues in U.S. dollars as well as a small benefit to our operating profit margin.

Revenues. The following table provides information about our revenues:

	Three months ended March 31,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	3,139	3,119	(3%)	1%	3%	1%
Revenues from disposals	1	12	n/m	n/m	n/m	n/m
Revenues	3,140	3,131	n/m	n/m	n/m	-

n/m = not meaningful.

Total revenues for the three months ended March 31, 2010 were comparable to the prior year period. Revenues from ongoing businesses decreased 2%, on a constant currency basis. Revenues increased from Healthcare & Science, Tax & Accounting, the Enterprise business of the Markets division and Legal’s subscription-based offerings. However, these increases were offset by lower print revenues and a decline in revenues from the Sales & Trading and Investment & Advisory businesses of the Markets division due to the impact of 2009 negative net sales (gross sales minus cancellations).

Given the subscription nature of our business, the impact from net sales on our reported revenues tends to lag the economic cycle. Because of the lag effect, we believe our revenues will be slower to return to growth in 2010 compared to other businesses that are not subscription-based. We recorded positive net sales in the fourth quarter of 2009 for the company as whole and net sales trends continued to improve in the first quarter of 2010. Because of these trends, we expect to report revenue growth in the second half of 2010.

Contributions from acquired businesses were from various tactical acquisitions, primarily affecting our Professional division with a lesser impact on our Markets division.

Operating profit. The following table provides information about our operating profit, including a reconciliation to underlying operating profit:

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009	% Change
Operating profit	321	376	(15%)
Adjustments:
Amortization of other intangible assets	129	119
Integration program expenses	97	88
Fair value adjustments	9	1
Other operating gains, net	(1)	-
Disposals	-	6
Underlying operating profit	555	590	(6%)
Underlying operating profit margin	17.7%	18.9%

Operating profit decreased $55 million, or 15%, in the three months ended March 31, 2010 compared to the prior year period. The decrease was primarily attributable to lower revenues from existing businesses, unfavorable revenue mix and investments in new product launches. The current year period also reflected higher integration program expenses and unfavorable fair value adjustments. These factors more than offset the benefits realized from integration programs, efficiency initiatives and tight cost controls.

Underlying operating profit declined $35 million, or 6%, in the three months ended March 31, 2010 compared to the prior year period and the corresponding profit margin decreased 120 basis points to 17.7%. As with operating profit, the decline reflected lower revenues from existing businesses, unfavorable revenue mix and investments in new product launches, which more than offset the benefits realized from integration programs, efficiency initiatives and tight cost controls. Foreign currency benefited our underlying operating profit margin by about 50 basis points.

Operating expenses. Operating expenses were approximately $2.4 billion for the three months ended March 31, 2010, reflecting an increase of $45 million, or 2%, compared to the prior year period due to an unfavorable impact from foreign currency. Excluding the effects of foreign currency, operating expenses decreased 1% due to integration-related savings, tight cost controls and lower costs associated with the decrease in recoveries revenues in our Markets division. See “Segment Results” for additional information.

Depreciation. Depreciation was $138 million for the three months ended March 31, 2010, reflecting an increase of $9 million, or 7%, compared to the prior year period. The increase was due to capital expenditures and an unfavorable impact from foreign currency.

Amortization of computer software. Amortization of computer software of $141 million for the three months ended March 31, 2010 approximated the prior year expense. Increases in amortization from our Professional division were offset by decreases in amortization from our Markets division. Higher amortization in the Professional division was attributable to the recent launch of WestlawNext, investments in growth initiatives and assets of newly-acquired businesses in our Tax & Accounting segment.

Amortization of other intangible assets. Amortization of other identifiable intangible assets was $129 million for the three months ended March 31, 2010, reflecting an increase of $10 million, or 8%, compared to the prior year period. The increase was due to amortization from newly-acquired assets, which more than offset decreases from the completion of amortization for certain identifiable intangible assets acquired in previous years, and an unfavorable impact from foreign currency.

Net interest expense. Net interest expense was $93 million and $96 million for the three months ended March 31, 2010 and 2009, respectively, reflecting similar average net debt levels during both periods.

Other finance costs. Other finance costs of $63 million for the three months ended March 31, 2010 were primarily comprised of the loss incurred in connection with our early redemption of debt securities. The loss principally represents premiums paid for early extinguishment and non-cash write-offs of transaction costs and discounts included in the carrying value of debt. See the section entitled “Financial Position” for additional information. Other finance costs were $23 million for the three months ended March 31, 2009.

In both the three months ended March 31, 2010 and 2009, other finance costs included net losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements as well as gains or losses related to freestanding derivatives and ineffectiveness on certain hedging derivative instruments.

Tax expense. Tax expense for the three months ended March 31, 2010 and 2009 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts our interim period effective tax rate.

Net earnings and earnings per share. Net earnings were $134 million for the three months ended March 31, 2010 compared to $193 million in the prior year period. Diluted earnings per share were $0.15 for the three months ended March 31, 2010 compared to $0.23 in the prior year period. Net earnings and the related diluted per share amount decreased principally due to lower operating profit and the loss incurred in connection with our early redemption of debt securities partially offset by lower tax expense.

Adjusted earnings and adjusted earnings per share from continuing operations. The following table presents our adjusted earnings calculation:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2010	2009
Earnings attributable to common shareholders	127	190
Adjustments:
Disposals	-	6
Fair value adjustments	9	1
Other operating gains, net	(1)	-
Other finance costs	63	23
Share of post-tax earnings in equity method investees	-	(1)
Tax on above items	(4)	(5)
Interim period effective tax rate normalization	(18)	7
Amortization of other intangible assets	129	119
Discontinued operations	-	(4)
Dividends declared on preference shares	(1)	(1)
Adjusted earnings from continuing operations	304	335
Adjusted earnings per share from continuing operations	$0.36	$0.40

Adjusted earnings per share were $0.36 for the three months ended March 31, 2010 compared to $0.40 in the prior year period. The decrease of $0.04 in adjusted earnings per share was primarily attributable to lower underlying operating profit and higher integration expenses, which were $0.10 and $0.09 per share in the current and prior year periods, respectively.

SEGMENT RESULTS

A discussion of the operating results of each of our segments follows. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses~~;~~ and (iii) asset impairment charges. We use this measure for our segments because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.

Professional division

	Three months ended March 31,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	1,295	1,266	(1%)	2%	1%	2%
Revenues from disposals	1	12	n/m	n/m	n/m	n/m
Revenues	1,296	1,278	n/m	n/m	n/m	1%

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009	% Change
Operating profit from ongoing businesses	289	313	(8%)
Operating loss from disposals	-	(6)	n/m
Operating profit	289	307

Operating profit margin for ongoing businesses	22.3%	24.7%
Operating profit margin	22.3%	24.0%

n/m = not meaningful.

Revenues for our Professional division increased 1% for the three months ended March 31, 2010 compared to the prior year period. These results include our PDR (Physicians’ Desk Reference) and Liquent businesses that were sold in 2009 and PLM (a provider of drug information in Latin America), which we sold in March 2010. We report these businesses as disposals as they do not qualify to be reported as discontinued operations. The following discussion regarding our performance is related to our ongoing businesses.

Revenues from ongoing businesses increased 1%, on a constant currency basis, for the three months ended March 31, 2010 compared to the prior year period. The revenue dynamics for the first quarter of 2010 in the Professional division were similar to those reflected in 2009. Revenue increases were led by Healthcare & Science, Tax & Accounting and Legal’s subscription-based offerings, which increased a combined 5% and represented 80% of total Professional division revenues (including the benefit of acquired businesses, principally Sabrix, Abacus and Discovery Logic). These increases were partially offset by a 17% decrease in Legal’s print revenues and an 8% decrease in its non-subscription businesses.

Operating profit from ongoing businesses decreased 8% and the related margin declined 240 basis points to 22.3%. These decreases reflected low revenue growth, an unfavorable revenue mix and continued investment. These factors more than offset the benefits of various efficiency initiatives, including the relocation of positions to lower cost locations.

As described in the Professional division’s “2010 Outlook” contained in our 2009 annual management’s discussion and analysis, we expect the Professional division’s operating profit margin will decline in 2010 compared to 2009, reflecting our changing product mix and continued investment. Lower 2009 net sales in the Legal segment are also expected to affect the Professional division’s performance in 2010. These trends are expected to be more pronounced in the first half of the year. We expect both the revenue growth rate and the operating profit margin to accelerate in the second half of the year. Specifically, we believe the first half of 2010 represents the bottom of the cycle for our print and non-subscription revenue streams. Print revenues in the first half of 2009 had some benefit from favorable timing, which will result in an easier comparable for the second half of 2010. Similarly, we expect easier comparables and a stabilizing market to lead to better performance in non-subscription products for the remainder of the year.

We also expect the Professional division's operating profit margin to increase in 2011 as we anticipate further revenue growth and a tapering off of investment spending.

Legal

	Three months ended March 31,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	825	832	(3%)	-	2%	(1%)
Segment operating profit	210	241				(13%)
Segment operating profit margin	25.5%	29.0%

Revenues decreased 3%, on a constant currency basis, for the three months ended March 31, 2010 compared to the prior year period. Given the subscription nature of our business, the impact from lower, but still positive, net sales in 2009 on our reported revenues tends to lag the economic cycle. This dynamic impacted the Legal segment’s revenue growth rate in the first quarter of 2010. Revenues from subscription offerings, which include Westlaw, Westlaw Business and FindLaw increased 3%. Revenues from our flagship U.S. Westlaw subscription offering increased 1%, while FindLaw increased 15% due to continued demand for client development solutions. Revenues from international businesses declined 1%. Increases from subscription offerings were offset by lower print and non-subscription revenues, which decreased 17% and 8%, respectively. The decline in print reflected that the first half of 2009 benefited from some favorable timing. The decrease in non-subscription revenues was primarily attributable to a 19% decline in Westlaw ancillary database usage revenues. However, trademark search revenues increased, which we believe is a leading indicator of improved economic activity.

From a customer segment perspective, revenues from large law firms and government experienced the largest declines, while corporate and small law firms were slightly negative.

Segment operating profit and the related margin decreased reflecting lower revenues, particularly from higher-margin print and non-subscription products, which more than offset the benefits of efficiency initiatives. Foreign currency had an unfavorable impact on operating profit margin.

Tax & Accounting

	Three months ended March 31,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues	262	245	2%	4%	1%	7%
Segment operating profit	35	41				(15%)
Segment operating profit margin	13.4%	16.7%

Revenues increased 6%, on a constant currency basis, for the three months ended March 31, 2010 compared to the prior year period. Contributions by acquired businesses were primarily from Sabrix and Abacus, which we acquired in the fourth quarter of 2009 and form part of our Workflow & Service Solutions (WSS) business unit.

Our WSS business unit, which is comprised of software and services to automate tax workflows, represented two-thirds of segment revenues in the first quarter of 2010 and increased 10% from continued demand for our Income Tax products, Global Tax solutions and contributions from acquired businesses.

Our Business Compliance & Knowledge Solutions (BCKS) business unit, which is comprised of governance, risk and compliance solutions and information-based online and print offerings, recorded a revenue decrease of 3%. A 6% increase in revenues from Checkpoint was more than offset by a 12% decline in print revenues, which represented 9% of Tax & Accounting revenues in the first quarter of 2010.

Segment operating profit and the related margin decreased compared to the prior year period primarily due to dilution from acquisitions which generally have lower initial margins.

We expect that Tax & Accounting’s revenue growth rate (excluding foreign currency) will improve as the year progresses.

Healthcare & Science

	Three months ended March 31,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues from ongoing businesses	208	189	6%	3%	1%	10%
Revenues from disposals	1	12	n/m	n/m	n/m	n/m
Revenues	209	201	n/m	n/m	n/m	4%

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009	% Change
Segment operating profit from ongoing businesses	44	31	42%
Segment operating loss from disposals	-	(6)	n/m
Segment operating profit	44	25	76%

Segment operating profit margin for ongoing businesses	21.2%	16.4%
Segment operating profit margin	21.1%	12.4%

n/m = not meaningful.

Revenues from ongoing businesses increased 9%, on a constant currency basis, for the three months ended March 31, 2010 compared to the prior year period led by our Scientific & Scholarly Research (SSR) and Payer businesses. SSR revenues increased 13% benefiting from outright sales and contributions from Discovery Logic, which we acquired on December 31, 2009. Payer revenues increased 10% reflecting continued strong demand for our healthcare spending and analytics solutions, particularly into the U.S. federal government market.

Segment operating profit and the related margin increased compared to the prior year period due to higher revenues and continued focus on expense management. The prior year period also included one-time technology costs.

Markets division

	Three months ended March 31,		Percentage change due to:
(millions of U.S. dollars)	2010	2009	Existing businesses	Acquired businesses	Foreign currency	Total
Revenues
Sales & Trading (1)	891	913	(7%)	-	5%	(2%)
Investment & Advisory (1)	560	566	(5%)	1%	3%	(1%)
Enterprise (1)	315	294	2%	1%	4%	7%
Media (1)	80	81	(6%)	1%	4%	(1%)
Markets division total	1,846	1,854	(5%)	1%	4%	-

Segment operating profit	323	337				(4%)
Segment operating profit margin	17.5%	18.2%

(1)	Results for 2009 have been restated to reflect the 2010 presentation.

Revenues decreased 4%, on a constant currency basis, for the three months ended March 31, 2010 compared to the prior year period primarily due to the impact on subscription revenues from negative net sales in 2009. Migrating customers to new products while retiring legacy offerings has also led to lower revenues in the near-term, but we expect these steps will improve the Markets division's performance in the long-term. Subscription revenues decreased 3% in the quarter as a result of the prior year negative net sales. However, net sales approached break-even in the first quarter of 2010, representing the third consecutive quarter of improvement since the second quarter of 2009. Recoveries revenues declined double-digits due to cost control among users and certain exchanges moving toward direct billing of their customers. Transaction revenues decreased 2%, but reflected an improving trend which began in the latter part of 2009 in selected areas such as foreign exchange volumes. Outright revenues declined double-digits, but represent a small share of Markets first quarter revenues.

By geography, revenues from Asia were comparable to the prior year period, while revenues from Europe, Middle East and Africa (EMEA) and the Americas declined 4% and 7%, respectively.

Further analysis of the Markets division's revenues on a constant currency basis is as follows:

•
Sales & Trading revenues decreased 7% due to a double-digit decline in recoveries revenues and desktop reductions in the Exchange Traded Instruments and Fixed Income sectors. These declines more than offset a 4% increase in revenues from Commodities & Energy, which continues to benefit from a favorable market environment. Revenues from Treasury decreased 3% due to fewer desktops, which more than offset a 4% increase in foreign exchange transaction revenues from improving volumes.

•
Investment & Advisory revenues decreased 4%. Revenues from the Investment Banking and Corporates sectors each increased 6%. Investment Banking benefited from improved market conditions, continued customer adoption of ThomsonONE.com and favorable timing (which we expect will reverse later in the year). Corporates revenues increased due to contributions from Hugin, a provider of regulatory and news distribution services, which we acquired in 2009. These increases were more than offset by lower revenues from the Investment Management and Retail Wealth Management sectors. Investment Management revenues decreased 9% from the impact of weak first-half 2009 net sales. However, the recent trend is improving as revenues in the first quarter of 2010 were comparable to the fourth quarter of 2009. Retail Wealth Management revenues decreased due to desktop reductions associated with retiring legacy products as well as bank mergers.

•
Enterprise revenues increased 3%, reflecting a continued benefit from the shift in demand from desktop to machine-based trading. Recurring revenues increased 5%, but overall growth was tempered by a decline in outright and transaction revenues. Enterprise Information revenues (60% of total Enterprise revenues) increased 4% driven by customer demand for pricing and reference data partially offset by lower outright revenues. Information Management Systems revenues (15% of Enterprise revenues) increased 14%. Risk Management revenues were comparable to the prior year period. We expect Enterprise’s revenue growth to improve as the year progresses.

•
Media revenues decreased 5%. Agency business revenues declined 6% due to tight customer budgets and consolidation in traditional media outlets. Revenues from the smaller advertising-based Consumer business increased reflecting the improved economic environment.

Segment operating profit and the related margin decreased compared to the prior year period due to lower revenues (from existing businesses). Additionally, the operating profit margin for the current year period reflected a favorable impact from foreign currency of approximately 100 basis points.

We believe that an analysis of revenue by type is a useful way to identify trends in the Markets business. The following chart represents our Markets division revenue by type for the last five sequential quarters:

(1)
Excludes outright revenues, which represented 3% of Markets total revenues in 2009, and can have a more seasonal pattern than other revenue types and are therefore better analyzed by comparison to the prior year comparable period.

(2)	For purposes of this analysis, recurring includes subscription revenues only.

The chart illustrates that:

•	Sequential performance in subscription, recoveries and transactions revenues improved beginning in the fourth quarter of 2009, with all three types returning to growth in the first quarter of 2010;

•
Transaction revenues were the first to decline during the economic downturn and were the first to increase with the economic recovery, illustrating that there is no lag effect between economic activity and revenue recognition for this revenue stream; and

•	As expected, the most significant revenue declines were experienced in the third quarter of 2009, following our lowest quarter of net sales during the economic downturn.

While each of these revenue categories decreased in the first quarter of 2010 compared to the prior year period, we believe that the sequential quarterly improvement is an indication of favorable trends in the Markets division.

Corporate & Other

The following table details our Corporate & Other expenses for the periods presented:

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009
Core corporate expenses	57	60
Integration program expenses	97	88
Fair value adjustments	9	1
Total	163	149

Corporate & Other expenses increased $14 million compared to the prior year period reflecting the following:

•	Higher integration program expenses for efforts directed at technology and product rationalization; and

•
Higher fair value adjustments primarily reflecting changes in foreign currency exchange rates between the U.S. dollar and Euro; the U.S. dollar and British pound sterling; the U.S. dollar and other currencies; and the Euro and other currencies. These adjustments are non-cash and were principally associated with foreign currency embedded derivatives in customer and vendor contracts.

Although core corporate expenses were lower than the prior year period, we expect this savings benefit will reverse as the year progresses.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2010, we had a strong liquidity position with over $800 million of cash on hand, access to a committed, but unused $2.5 billion syndicated credit facility, and the ability to access global capital markets, as evidenced by our March 2010 issuance of $500 million of 30-year notes. We expect to continue to generate significant free cash flow in 2010 because of our strong business model and diversified customer base. We believe that cash on hand, cash from our operations and available credit facilities will be sufficient to fund our cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases.

FINANCIAL POSITION

Our total assets were $33.8 billion at March 31, 2010 compared to $34.6 billion at December 31, 2009. Lower cash balances, unfavorable foreign currency and the effects of depreciation and amortization more than offset additions from newly acquired businesses and capital expenditures.

Net Debt

The following table presents information related to our net debt as of the dates indicated:

	As at
(millions of U.S. dollars)	March 31, 2010	December 31, 2009
Current indebtedness	1,002	782
Long-term indebtedness	6,690	6,821
Total debt	7,692	7,603
Swaps	(156)	(137)
Total debt after swaps	7,536	7,466
Remove fair value adjustments for hedges	(39)	(26)
Remove transaction costs and discounts included in the carrying value of debt	61	54
Less: cash and cash equivalents	(828)	(1,111)
Net debt	6,730	6,383

In March 2010, we announced that we would repurchase our $700 million principal amount of outstanding 6.20% notes due January 2012. We executed the repurchase by a voluntary tender offer prior to a make-whole redemption. In March 2010, we repaid approximately $432 million principal amount of notes which had been tendered. We redeemed the remaining notes in April 2010. The repurchase of all the notes was funded by the net proceeds from our March 2010 issuance of $500 million principal amount of 5.85% notes due 2040 and from available cash resources.

Total Equity

The following table shows the changes in our total equity for the periods presented:

(millions of U.S. dollars)	2010	2009
Balance at January 1,	19,335	18,488
Net earnings	134	193
Share issuances	47	37
Effect of share-based compensation plans on paid in capital	(6)	(18)
Dividends declared on common shares	(241)	(232)
Dividends declared on preference shares	(1)	(1)
Unrecognized net loss on cash flow hedges	(19)	(17)
Change in foreign currency translation adjustment	(337)	(334)
Actuarial (losses) gains on defined benefit pension plans, net of tax	(3)	40
Distributions to non-controlling interests	(5)	3
Balance at March 31,	18,904	18,159

Foreign Exchange Risk Management

Our operations are diverse and global in nature and therefore expose us to foreign exchange risk related to cash flows in currencies other than the U.S. dollar, in particular to the British pound sterling and the Euro.

In the first quarter of 2010, we implemented a program to mitigate our foreign exchange exposure by entering into a series of foreign exchange contracts to purchase or sell certain currencies in the future at fixed amounts. These instruments have not been designated as hedges for accounting purposes. As such, we recorded a gain of $2 million, reflecting the change in the fair value of these contracts, within “Other finance costs” in our income statement for the three months ended March 31, 2010. The cumulative notional amounts of contracts outstanding at March 31, 2010 were $340 million to sell Euros, $206 million to buy British pounds sterling, and $81 million to sell Japanese yen. These arrangements settle at various dates over the next 12 months and had a net fair value of $4 million at March 31, 2010, which was included within “Other financial assets – current” and “Other financial liabilities-current” in our statement of financial position. We may enter into additional derivative financial instruments in the future in order to mitigate our foreign exchange risk. See note 20 of our 2009 annual financial statements for additional information.

Additional Liquidity Information

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. As a result of our recent redemption of notes and related new issuance of notes, we extended the average maturity for our long-term debt to approximately eight years, and maintained a low average interest rate (after swaps) on our long-term debt of under 6%.

At March 31, 2010, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating expenses.

We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements.

Guarantees

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facility. Under our revolving credit facility discussed below, we must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit facility agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at March 31, 2010.

CREDIT RATINGS

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of March 31, 2010:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	-	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

There have been no changes in our credit ratings from Moody’s, Standard & Poor’s, DBRS Limited and Fitch in 2010 and we are not aware of any changes being contemplated by these rating agencies.

You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, borrowings under our revolving credit facility and our commercial paper program, as well as the issuance of public debt. At March 31, 2010, we had no borrowings outstanding on our $2.5 billion revolving credit facility, nor did we have any commercial paper outstanding. Our principal uses of cash have been for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, we have occasionally used cash to repurchase outstanding shares in open market transactions, though we have not repurchased any shares since 2008.

Operating activities. Cash provided by operating activities was $209 million for the three months ended March 31, 2010 compared to $251 million for the prior year period. The decrease was primarily the result of higher tax payments.

Investing activities. Cash used by investing activities was $264 million for the three months ended March 31, 2010 compared to $197 million for the prior year period. The increased use of cash was principally due to higher spending on acquisitions. Higher capital expenditures were also incurred in our Markets division primarily for the development of Eikon – formerly known as “Project Utah”, our next generation product delivery common platform, and investment in infrastructure technologies.

Financing activities. Cash used by financing activities was $218 million for the three months ended March 31, 2010 compared to cash provided by financing activities of $365 million for the prior year period. Our financing activity in each period included:

•
Proceeds from debt in the current year reflected our March 2010 issuance of $500 million principal amount of 5.85% notes due 2040. The prior year reflected proceeds from our March 2009 issuance of C$750 million (approximately $610 million) principal amount of 6.0% notes due in March 2016; and

•
Repayments of debt in the current year reflected our repurchase of approximately $432 million principal amount of notes as part of the tender for our $700 million principal amount of outstanding 6.20% notes due January 2012. In April 2010, we completed the redemption of the remaining principal amount of outstanding notes which were not tendered in March 2010.

The following table sets forth dividend-related activity for the periods presented:

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009
Dividends declared	241	232
Dividends reinvested	(10)	(4)
Dividends paid	231	228

In February 2010, our board of directors approved a $0.04 per share increase in the annual dividend to $1.16 per common share.

Free cash flow and Underlying free cash flow. The following table sets forth calculations of our free cash flow and underlying free cash flow for the periods presented:

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009
Net cash provided by operating activities	209	251
Capital expenditures, less proceeds from disposals	(214)	(198)
Other investing activities	(1)	(1)
Dividends paid on preference shares	(1)	(1)
Free cash flow	(7)	51
Integration program costs (1)	114	91
Underlying free cash flow	107	142

(1)	Free cash flow was affected by one-time cash costs associated with our integration program. We remove these costs to derive our underlying free cash flow.

Negative free cash flow of $7 million and underlying free cash flow of $107 million for the three months ended March 31, 2010 were both lower than the prior year period. The decrease in free cash flow was primarily attributable to higher tax payments and increased capital expenditures in product platform and infrastructure technologies. Underlying free cash flow reflected the impact of the same factors. Our underlying free cash flow is historically lowest in the first quarter of the year and is not indicative of our full year expectations.

Credit facility. We have a $2.5 billion unsecured revolving credit facility that currently expires in August 2012. We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the amount of the lenders’ commitments up to a maximum amount of $3.0 billion. As of March 31, 2010, we had no borrowings under this facility.

We can utilize this facility to provide liquidity in connection with our commercial paper program and for general corporate purposes. Based on our current credit rating, the cost of borrowing under the agreement is priced at LIBOR plus 19 basis points (or plus 24 basis points on all borrowings when line utilization exceeds 50%). If our long-term debt rating was downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our credit facility fees and borrowing costs. The facility contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this facility is described in the “Financial Position” subsection above. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

Debt shelf prospectus. We have issued approximately $1.6 billion principal amount of debt securities under our existing shelf prospectus, which expires in January 2011. We may issue up to approximately $1.4 billion of additional debt securities under the prospectus.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2009 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the three months ended March 31, 2010.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to the use of our company’s Reuters Instrument Codes (RIC symbols), which is at a preliminary stage. RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). We have responded to the Commission’s questionnaires and are fully cooperating with the investigation. We do not believe that we have engaged in any anti-competitive activity related to RICs.

In February 2008, a purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a BAR/BRI and Kaplan Inc. In April 2008, this case was dismissed with prejudice. The plaintiffs have appealed this dismissal.

In addition to the matters described above, we are engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition, taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We regularly assess the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities. In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service notified us that it would challenge certain positions taken on our tax returns. We do not believe that any material impact will result from this challenge.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2010 that was previously communicated in February.

Based on the current environment in the markets that we serve, we expect our revenues to be flat to slightly down in 2010 due to the impact of negative net sales in 2009. We expect net sales to strengthen throughout 2010.

We expect our underlying operating profit margin to be comparable to 2009 before investments in the major new products and platforms launching this year. These investments are expected to have an impact of approximately 100 basis points.

Our plan to continue our aggressive investment focus to drive growth and capture efficiencies is likely to result in 2010 underlying free cash flow being slightly down on the prior year.

The following table sets forth our outlook, the material assumptions related to our outlook and the material risk factors that may cause actual performance to differ materially from our current expectations.

Our outlook excludes the impact of changes in foreign currency exchange rates.

Outlook	Material assumptions	Material risk factors
Revenues expected to be flat to slightly down in 2010 due to the impact of negative net sales in 2009(1)
—  Positive global GDP growth, led by rapidly developing economies

—  Continued increase in the number of professionals around the world and their demand for high quality information and services

—  Successful execution of new product release programs, globalization strategy and other growth initiatives

—  Customers of our financial and legal businesses may have a slower return to growth than expected, resulting in reduced spending levels

—  Demand for our products and services could be reduced by changes in customer buying patterns or competitive pressures

—  As government stimulus programs unwind, global economic recovery slows or reverts to recession

Underlying operating profit margin in 2010 expected to be comparable to 2009 before investments in major new products and platforms launching this year, which are expected to impact operating profit margin by approximately 100 basis points

—  Revenues expected to be flat to slightly down in 2010

—  Business mix within our Professional division continues to shift to an increasing percentage of software and solutions which have lower profit margins compared to print and CD, transaction and ancillary revenues

—  Investments in new products, global expansion and platform launches intended to drive future growth will continue

—  Realization of expected benefits and savings from our efficiency programs including our integration program

—  See risk factors above related to revenue outlook

—  Higher margin print and CD-based revenues may decline as a percentage of total revenues more rapidly than expected

—  Lower revenues from higher margin transaction-based businesses and ancillary revenue streams than expected

—  The costs of required investments exceed expectations or actual returns are below expectations

—  See the risk factors below related to integration program savings

(1)	See the narrative entitled “Revenues” under “Consolidated Results” in the “Results of Operations” section of this management’s discussion and analysis for additional information regarding net sales.

Outlook	Material assumptions	Material risk factors
Underlying free cash flow expected to be slightly down in 2010
—  Revenues expected to be flat to slightly down in 2010

—  Underlying operating profit margin in 2010 expected to be comparable to 2009 (before investment impact of approximately 100 basis points)

—  Continued spending on growth-related investments and capital expenditures
— See risk factors above related to revenue outlook and underlying operating profit margin — Higher capital expenditures and integration program costs than currently expected
Achieve integration program run-rate savings of $1.4 billion at in-period expenses of $475 million in 2010	— We will have the ability to execute our integration plan as currently anticipated	— Benefits may not be achieved to the extent, or within the time period, currently expected — The timing and amount of costs incurred in 2010 may vary from current expectations

Additionally, in 2010, we expect that our capital expenditures will represent 8.5% to 9% of our revenues, and that our depreciation and amortization of computer software will represent 8% to 9% of revenues. These assumptions are inherent in our outlook for underlying free cash flow and operating profit margin. We expect interest expense to be $400 to $425 million in 2010, assuming no significant change in our level of indebtedness. We expect our effective tax rate (as a percentage of post-amortization earnings) to be in a range of 20% to 24%, assuming no changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of May 3, 2010, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of our product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $360,000 for the year ended December 31, 2009.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiary. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. These premiums were approximately $73,000 for the year ended December 31, 2009, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

We enter into transactions with our investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services. For the three months ended March 31, 2010, these services were valued at approximately $2 million.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $255,000 for the three months ended March 31, 2010.

Our Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to Tradeweb New Markets, in which it has a 20% ownership stake. We recognized revenues of $5 million related to these services for the three months ended March 31, 2010.

We have a lease agreement with 3XSQ Associates for a facility located at 3 Times Square in New York, New York, which serves as our corporate headquarters and as a Markets division operating location. 3XSQ Associates, which is an entity owned by Thomson Reuters and Rudin Times Square Associates LLC, was formed to build and operate the 3 Times Square property. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs related to 3XSQ Associates for the three months ended March 31, 2010 were approximately $10 million for rent, taxes and other expenses.

OTHER TRANSACTIONS

In February 2010, we acquired Super Lawyers from an entity controlled by Vance Opperman, one of our directors, for approximately $15 million. The acquisition helps expand FindLaw’s product offerings. Mr. Opperman’s son is the CEO of the acquired business and has agreed to stay on with the business until later this year. The board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In February 2005, we entered into a contract with Hewitt Associates Inc. (Hewitt) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, we expect to pay Hewitt an aggregate of approximately $165 million over a 10-year period that began in 2006. In 2009, we paid Hewitt $8 million for its services. Steven A. Denning, one of our directors and chairman of the board’s Human Resources Committee, was a director of Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Hewitt by the Human Resources Committee and the board of directors.

SUBSEQUENT EVENTS

REPURCHASE OF DEBT SECURITIES

In April 2010, we completed the redemption of our $700 million principal amount of outstanding 6.20% notes due January 2012. See the section entitled “Financial Position” for additional information.

NORMAL COURSE ISSUER BID (NCIB) RENEWAL

In May 2010, we announced that we had received approval from the Toronto Stock Exchange (TSX) to renew our NCIB share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of our total outstanding shares) may be repurchased in open market transactions on the TSX or the New York Stock Exchange between May 13, 2010 and May 12, 2011. Although we have not repurchased any shares since 2008, we may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2009 annual management’s discussion and analysis, which is contained in our 2009 annual report, as well as note 2 in our interim financial statements for the three months ended March 31, 2010, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2009 annual management’s discussion and analysis, which is contained in our 2009 annual report for additional information. Since the date of our 2009 annual management’s discussion and analysis and annual report, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DEPRECIATION AND AMORTIZATION OF COMPUTER SOFTWARE BY SEGMENT

The following table details the total of depreciation and amortization of computer software by segment for the periods presented.

	Three months ended March 31,
(millions of U.S. dollars)	2010	2009
Professional division
Legal	(69)	(63)
Tax & Accounting	(23)	(19)
Healthcare & Science	(18)	(16)
Markets division	(163)	(164)
Corporate &Other	(6)	(5)
Disposals	-	(2)
Total	(279)	(269)

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As we continue to execute on the integration program launched in 2008 as a result of the Reuters acquisition, we anticipate that certain business information systems will be consolidated and that related workflow processes will be modified and centralized. We expect to complete the integration program in 2011. There was no change in our internal control over financial reporting during the three months ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of May 3, 2010, we had outstanding 831,123,337 common shares, 6,000,000 Series II preference shares, 16,446,449 stock options and a total of 8,420,299 restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2009 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the "Outlook" section are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook “ section above. Additional factors are discussed in the “Risk Factors” section of our 2009 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2010. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most direct comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Operating profit from ongoing businesses	Operating profit excluding results from disposals, which are defined as businesses sold or held for sale that do not qualify for discontinued operations classification.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Operating profit
Underlying operating profit and underlying operating profit margin
Operating profit excluding amortization of other intangible assets, impairment charges, fair value adjustments, integration program expenses, other operating gains and losses and the results of disposals. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a basis to evaluate operating profitability and performance trends by removing the impact of items which distort the performance of our operations.	Operating profit and operating profit margin

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, impairment charge  s, the results of disposals, other net finance costs or income, our share of post-tax earnings in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why it is useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments (swaps) on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a measure of indebtedness in excess of the current cash available to pay down debt.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.
Total debt (Current indebtedness plus Long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities, investing activities of discontinued operations and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Underlying free cash flow	Free cash flow excluding one-time cash costs associated with integration programs.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding certain unusual items.
Net cash provided by operating activities

APPENDIX B

QUARTERLY INFORMATION

The following table presents a summary of our consolidated operating results on an IFRS basis for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2010	2009	2009	2008	2009	2008	2009	2008
Revenues	3,140	3,131	3,293	3,133	3,216	3,339	3,357	3,395
Operating profit	321	376	475	254	378	553	346	633
Earnings from continuing operations	134	189	323	160	156	417	176	550
Earnings (loss) from discontinued operations, net of tax	-	4	2	(6)	11	(11)	6	16
Net earnings	134	193	325	154	167	406	182	566
Earnings attributable to common shares	127	190	315	150	162	404	177	560

Dividends declared on preference shares	(1)	(1)	-	(1)	(1)	(1)	-	(1)

Basic earnings per share
From continuing operations	$0.15	$0.22	$0.38	$0.20	$0.18	$0.50	$0.21	$0.66
From discontinued operations	-	0.01	-	(0.01)	0.01	(0.01)	-	0.02
	$0.15	$0.23	$0.38	$0.19	$0.19	$0.49	$0.21	$0.68
Diluted earnings per share
From continuing operations	$0.15	$0.22	$0.38	$0.20	$0.18	$0.50	$0.21	$0.65
From discontinued operations	-	0.01	-	(0.01)	0.01	(0.01)	-	0.02
	$0.15	$0.23	$0.38	$0.19	$0.19	$0.49	$0.21	$0.67

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs, excluding integration program expenses, are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Results for Reuters are included in our financial statements as of April 17, 2008, the closing date of the acquisition, and reflect both the expenses and savings benefits of our integration program in all periods presented.

Our result for the first quarter of 2010 reflected the impact of negative net sales in 2009 on our subscription revenues and associated reductions in recoveries revenues. Non-subscription-related revenues also declined due to lower transactions and a decrease from print-based products. These factors along with continued investments contributed to lower operating profit. Net earnings were also affected by a $62 million loss associated with our early redemption of debt securities.

In 2009, our results were adversely affected by the global economic recession including a change in the mix of revenues, as higher-margin print-based and non-subscription revenues decreased, while other lower-margin but higher growth businesses expanded. The strengthening of the U.S. dollar against other major currencies also negatively affected revenues, but had a positive effect on operating profit margins for each of the first three quarters of the year. Foreign currency effects had a favorable impact on revenues and a negligible effect on operating profit margin in the fourth quarter. Operating profit was also adversely affected by unfavorable fair value adjustments associated with foreign currency embedded derivatives. Operating profit in the fourth quarter of 2008 reflected $40 million primarily from the PDR business, which we sold in the third quarter of 2009.

For the quarter ended June 30, 2008, operating profit and earnings reflected an $89 million impairment charge related to assets held for sale.